Dreyfus Cash Management Plus, Inc.
                            Registration No. 811-5295

                                  Sub-Item 77M (2)


During the fiscal semi-annual period ended July 31, 2007, Dreyfus Cash Management Plus, Inc. (the "Acquiring Fund") acquired the assets of Dreyfus Institutional Prime Money Market Fund (the "Acquired Fund"), as described below.

On, December 6, 2006, the Acquiring Fund's Board of Directors, unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the Acquired Fund's assets in a tax-free reorganization to the Acquiring Fund, in exchange for Administrative shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities.

At a Special Meeting of Shareholders of the Acquired Fund held on April 11, 2007, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The vote of the Acquiring Fund's shareholders was not solicited since their approval or consent was not necessary for the transaction.

After the close of business on April 19, 2007, the Reorganization was consummated and the shares of the Acquiring Fund received by the Acquired Fund's shareholders were distributed to the Acquired Fund's shareholders in liquidation of the Acquired Fund. A form N-8F will be filed with the SEC to de-register the Acquired Fund.